ReGen Biologics, Inc.
411 Hackensack Avenue, 10th Floor
Hackensack, New Jersey 07601

January 11, 2010

By EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:              Mr. Kevin L. Vaughn

Re:	ReGen Biologics, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 26, 2009
File No. 000-20805

Ladies and Gentlemen:

ReGen Biologics, Inc., a Delaware corporation (the “Company”) hereby responds to your letter, dated November 16, 2009 (the “Comment Letter”), with respect to the Company’s filings.

For your convenience, each of the Company’s responses is set forth next to the number corresponding to the appropriate numbered comment in the Comment Letter.

The following are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

Forms 10-Q for the Quarterly Periods Ended June 30, 2009 and March 31, 2009

Exhibits 31.1 and 31.2

1.
We note that the certifications filed as Exhibits 31.1 and 31.2 in your June 30, 2009 and March 31, 2009 Forms 10-Q do not include all of the introductory language of paragraph 4 and the language of paragraph 4(b) required by Item 601(b)(31) of Regulation S-K.  Please amend these filings to include revised certifications that provide all of the required statements.

In Amendment No. 1 to Quarterly Report on Form 10-Q for the period ended June 30, 2009, filed January 8, 2010, and Amendment No. 1 to Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed January 8, 2010, the Company included revised certifications that provide all of the required statements.

Securities and Exchange Commission
January 11, 2010

Form 12b-25 filed November 16, 2009

2.	We note the Form 12b-25 filed on November 16, 2009. Please tell us when you anticipate filing your September 30, 2009 Form 10-Q.

The Company has been, and continues to be, unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2009  (the “Third Quarter Report”) due to its inability to obtain adequate external financing and the reduction of personnel necessary to complete the necessary accounting and internal control procedures required for preparing the Third Quarter Report.  Further, management could not complete the interim financial statements and Management’s Discussion and Analysis of the financial and other information required to be included in the Form 10-Q.  The Company does not expect to be able to file the Third Quarter Report until after it has secured adequate external financing, completed its internal processes and obtained approval of its Audit Committee.  The Company does not currently know when it will be able to obtain such adequate external financing, if at all.

Securities and Exchange Commission
January 11, 2010

As requested by the Staff of the Commission, the Company is providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (201) 651-5140.

Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Gerald E. Bisbee, Jr.

Gerald E. Bisbee, Jr., Ph.D.
President and Chief Executive Officer
ReGen Biologics, Inc.